

February 15, 2013

Via E-mail
Mr. John C. Grosvenor
First PacTrust Bancorp, Inc.
18500 Von Karman Ave., Suite 1100
Irvine, California 92612

> **Re: First PacTrust Bancorp, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed February 6, 2013**
> **File No. 333-185869**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 000-49806**

Dear Mr. Grosvenor:

We have reviewed the above referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4
General

1. Please refer to your February 11, 2013 response to comment 1 of our January 30, 2013 letter and tell us specifically how you intend to meet the requirements of Regulation S-X 3-01(c).

2. Please include a recent developments section for the fiscal year ended 12/31/2012 which includes summary results and credit quality statistics for both First PacTrust and PBOC.

Risk Factors
The market price of First PacTrust common stock after the merger…, page 15

3. Please revise this risk factor to more specifically describe how "First PacTrust's business differs from that of PBOC," including the difference in risk profiles, given First PacTrust's exposure to non-traditional mortgage products.

Information about First PacTrust, page 39

4. Please revise this section to address the significant portion of non-traditional lending products in your portfolio.

Form 10-K for Fiscal Year Ended December 31, 2011

Lending Activities, page 3

5. Please refer to your February 11, 2013 response to comments 13 and 14 of our January 30, 2013 letter and revise future filings to address the following regarding your nontraditional mortgage loans and HELOC's:

- Please revise to provide an expanded discussion of your underwriting policies and procedures for your Green Accounts, disclosing loan to value ratios, FICO scores and other significant metrics relied on in issuing them. Also, please include clarification here and throughout your filing that these are HELOC's.

- Please revise to provide an expanded discussion of the clearing account aspects of your Green Accounts, including information on how borrowers are actually using them.

- Please revise to disclose what the maximum credit limit on your Green Accounts is expressed as a percentage of the original loan to value ratio, as a percentage of the current loan to value ratio, and as a percentage of the balance of loans that are at their maximum credit limit to the current loan to value ratio. Include a discussion of these percentages.

- For your Green Accounts, please revise to disclose the number and amount of loans that are current at year end that have remained so as a result of not making any payments. Disclose the amount of interest revenue recorded in the periods presented on these loans that were not making payments and or that were making payments that did not cover the accrued interest due. Also, disclose the amount of interest revenue recorded on interest only loans and on negative amortization loans where the payments made did not cover the accrued interest.

- We note from your February 11, 2013 response that Green Accounts decreased $21.1 million from December 31, 2011 to December 31, 2012 and that you attribute $2.4 million of the decline to refinanced loans. The other items that contributed to the decrease were not quantified. In order to increase transparency in this portfolio segment, please revise to provide a roll-forward of it between periods that sets forth the beginning balance, increases resulting from non-payment, new draws, pay downs, refinances, charge-offs and payoffs, etc. and ending balance. Absent this level of disclosure, it is not clear to us how investors can see how borrower behaviors are driving these loan balances.

- We note that the $219 million in outstanding Green Accounts at December 31, 2011 as set forth in your February 11, 2013 response does not appear to agree to the $247.5 million outstanding as disclosed on page 3 of your Form 10-K for the fiscal year ended December 31, 2011. We note similar discrepancies for your interest only, negative amortization and HELCO loans. Please reconcile the totals in your response to the Form 10-K. See, for instance, pages 3 and 4 of the Form 10-K.

6. Please refer to your February 11, 2013 response to comment 15 of our January 30, 2013 letter and revise future filings to address the following:

   - Please revise the table in the overview section to include the percentage of each of these products to your total loan portfolio, providing more clarity as to their significance.

   - As requested in our comment, please revise to provide a tabular presentation of when these products balloon or when they begin to amortize. Presenting this information by vintage maybe most useful. Absent this information, it does not appear possible for an investor to assess the repayment risks associated with these loan products and when they may materialize.

7. Please refer to your February 11, 2013 response to comment 16 of our January 30, 2013 comment letter. We note your assertion that the disclosure referenced in our comment is no longer applicable; however, based on the tabular information provided in the response to our other comments, it is not clear to us how adopting the Call Report increased transparency surrounding your Green Accounts. Please revise future filings to discuss the increased transparency referenced in your prior disclosure. Alternatively, please tell us specifically to what the reference referred and how your current disclosures reflect increased transparency for these accounts.

8. Please refer to Annex C provided in your February 11, 2013 response and revise future filings to address the following:

   - Please revise to provide a more detailed discussion of how your risk management policies and procedures allow you to assess and mitigate the risks associated with the increased payment requirements of nontraditional mortgage loans and HELCO's. Your revisions should provide clarification as to how monitoring loan balances, FICO scores, etc. enables you assess and mitigate these risks for each loan product.

- Please revise to provide a more detailed discussion of your stress testing procedures, including which loans you perform this testing on, the risks they are intended to mitigate and how they do so. Describe how stress testing an established loan enables you to mitigate the risks. Disclose how often you obtain refreshed FICO scores, debt to income ratio information and how you are able to obtain and substantiate current debt to income information from borrowers. Include summary information of these statistics for each period presented, disclosing these ratios at loan issuance and at each date refreshed information was obtained.

- For HELCO's that are owned by other institutions, please revise to describe how you apply the information obtained from third party databases to your HELCO's, the frequency with which you do so and to quantify adjustments made to these loans as a result of this process.

- Please revise to provide an expanded discussion of the monthly review and management of your concentration of nontraditional mortgage loans and HELCO's that monitors these products against maximum concentration limits as set by your board of directors. For each period presented, disclose what the concentration limits are and how your portfolio complies with them.

9. We note on page 10 of your Form 10-K you disclose, under the heading *Consumer and Other Real Estate Lending*, that twice during 2011 you purchased third party appraisals of every property in your residential loan portfolio. Please revise future filings to address the following:

- Please describe why you obtained these appraisals twice in 2011. Revise here and in the footnotes to the financial statements, as applicable, to disclose if this is your accounting policy for assessing the value of the collateral underlying these loans.

- Please revise to specifically clarify on which loans you obtained these appraisals.

- Please revise to disclose and discuss the results of these updates and how you used them, including quantification of any adjustments made to the loan balances at each date the appraisals were obtained.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Cline at (202) 551-3851 or John Nolan at (202) 551- 3492 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale at (202) 551-3464 or me at (202) 551-3698 with any other questions.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief

cc.   Via E-mail
Matthew Guest, Esq.
Wachtell, Lipton, Rosen, & Katz